UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Alithya Group Inc.

(Name of Issuer)

Class A subordinate voting shares, no par value

(Title of Class of Securities)

01643B106

(CUSIP Number)

January 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01643B106	SCHEDULE 13G/A	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Quebecor Media Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Québec, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 9,983,276
	6	SHARED VOTING POWER 6,514,658
	7	SOLE DISPOSITIVE POWER 9,983,276
	8	SHARED DISPOSITIVE POWER 6,514,658

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,497,934
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.46%*
12	TYPE OF REPORTING PERSON (See Instructions) CO

* This percentage calculation is based on the sum of (i) 76,627,780 outstanding Class A subordinate voting shares as of November 5, 2021, as reported by the issuer in its Management’s Discussion and Analysis of Financial Condition and Results of Operations filed as an exhibit to its Form 6-K filed with the Securities and Exchange Commission on November 12, 2021, plus (ii) a total of 8,143,322 additional Class A subordinate voting shares issued pursuant to a private placement disclosed in the issuer’s press release dated February 1, 2022, pursuant to which the reporting persons acquired a portion of their Class A subordinate voting shares.

CUSIP No. 01643B106	SCHEDULE 13G/A	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Gestion MTRHP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Québec, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 6,514,658
	6	SHARED VOTING POWER 9,983,276
	7	SOLE DISPOSITIVE POWER 6,514,658
	8	SHARED DISPOSITIVE POWER 9,983,276

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,497,934
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.46%*
12	TYPE OF REPORTING PERSON (See Instructions) CO

* This percentage calculation is based on the sum of (i) 76,627,780 outstanding Class A subordinate voting shares as of November 5, 2021, as reported by the issuer in its Management’s Discussion and Analysis of Financial Condition and Results of Operations filed as an exhibit to its Form 6-K filed with the Securities and Exchange Commission on November 12, 2021, plus (ii) a total of 8,143,322 additional Class A subordinate voting shares issued pursuant to a private placement disclosed in the issuer’s press release dated February 1, 2022, pursuant to which the reporting persons acquired a portion of their Class A subordinate voting shares.

CUSIP No. 01643B106	SCHEDULE 13G/A	Page 4 of 7 Pages

Item 1.

(a)	Name of Issuer: Alithya Group Inc.

(b)	Address of Issuer’s Principal Executive Offices: 1100 Robert-Bourassa Boulevard, Suite 400 Montréal, Québec, Canada, H3B 3A5

Item 2.

(a)	Name of Person Filing: This Schedule 13G/A is being filed jointly by Quebecor Media Inc. and Gestion MTRHP Inc.

(b)

Address of Principal Business Office or, if None, Residence:

Quebecor Media Inc.

612 Saint-Jacques Street, 18th Floor, Montréal, Québec, Canada H3C 4M8

Gestion MTRHP Inc.

612 Saint-Jacques Street, 15th Floor, Montréal, Québec, Canada H3C 4M8

(c)	Citizenship: See Item 4 of the cover pages attached hereto for each person filing.

(d)	Title of Class of Securities: Class A subordinate voting shares, no par value

(e)	CUSIP Number: 01643B106

CUSIP No. 01643B106	SCHEDULE 13G/A	Page 5 of 7 Pages

Item 3.	If This Statement Is Filed Pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
(e)	☐	An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E)
(f)	☐	An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F)
(g)	☐	A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G)
(h)	☐	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with section 240.13d-1(b)(1)(ii)(J)

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned: 16,497,934 shares

(b)	Percent of class:

19.46% (See Footnote *, Page 2 and Page 3)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote
See Item 5 of the cover pages attached hereto for each person filing.

(ii)	Shared power to vote or to direct the vote
See Item 6 of the cover pages attached hereto for each person filing.

(iii)	Sole power to dispose or to direct the disposition of
See Item 7 of the cover pages attached hereto for each person filing.

(iv)	Shared power to dispose or to direct the disposition of
See Item 8 of the cover pages attached hereto for each person filing.

CUSIP No. 01643B106	SCHEDULE 13G/A	Page 6 of 7 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Instruction: Dissolution of a group requires a response to this item.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Quebecor Media Inc. is filing this Schedule 13G/A pursuant to Rule 13d-1(c) as the parent corporation of its wholly owned subsidiary listed on Exhibit A hereto.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Quebecor Media Inc. is filing this Schedule 13G/A pursuant to Rule 13d-1(c) as the parent corporation of its wholly owned subsidiary listed on Exhibit A hereto.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit B.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2022	Quebecor Media Inc.

	By:	/s/ Sophie Riendeau
Name: Sophie Riendeau
Title: Corporate Secretary

GESTION MTRHP INC.

By:	/s/ Chantal Lalonde
Name: Chantal Lalonde
Title: Director and corporate secretary

Page 7 of 7 Pages

EXHIBIT A

This Schedule 13G/A is filed by Quebecor Media Inc. pursuant to Rule 13d-1(c), as the parent corporation of the following entity, which is a wholly owned subsidiary of Quebecor Media Inc.:

9429-1143 QUEBEC INC., a legal person governed by the Quebec Business Corporations Act, having its head office at 612 Saint-Jacques Street, 18th Floor, Montréal, Quebec, Canada, H3C 4M8.

EXHIBIT B

Quebecor Media Inc.

Gestion MTRHP Inc.